FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2006

                         Commission File Number 1-15236

                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                         -------------------------------
                                1-6-2, Marunouchi
                                -----------------
                                   Chiyoda-ku
                                   ----------
                                 Tokyo 100-0005
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X  Form 40-F
                                      ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________

Materials Contained in this Report:

     1. English translation of a press release dated October 27, 2006, announcing the revisions for the earnings forecast for the fiscal year ending March 31, 2007.

     2. English translation of the Japanese-language Financial Digest for the interim fiscal period ended September 30, 2006, as filed with the Tokyo Stock Exchange on October 27, 2006.

     3. English translation of the Articles of Incorporation of the registrant as amended and filed with the Tokyo Stock Exchange on October 1, 2006.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Advantest Corporation


                                            By: /s/ Hitoshi Owada
                                                ------------------------------
                                                Name:  Hitoshi Owada
                                                Title: Director and Managing
                                                       Executive Officer


Date:  October 27, 2006